PREMIER OPPORTUNITY FUND, INC.
                         200 Park Avenue
                    New York, New York  10166



                                        September 29, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Premier Opportunity Fund, Inc.
          Registration Statement on Form N-1A
          (Registration No. 33-56155)

Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, Premier Opportunity Fund, Inc. (the "Fund") desires to withdraw, and hereby requests that the Commission withdraw, the above-referenced Registration Statement. The Fund believes that such action would be consistent with the public interest and the protection of investors since the Fund has not made a public offering of its shares of common stock and the above-referenced Registration Statement has not been declared effective by the Staff of the Commission.


                              Very truly yours,

                              PREMIER OPPORTUNITY FUND, INC.



                              By:   /s/ Daniel C. Maclean
                                   Daniel C. Maclean,
                                   Agent for Service of Process